Filed Pursuant to Rule 433

Registration No. 333-198120

March 5, 2015

NEWFIELD EXPLORATION COMPANY

Pricing Term Sheet

$700,000,000 5.375% Senior Notes due 2026

Issuer:	Newfield Exploration Company

Security Description:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings: (Moody’s / S&P / Fitch)*	Ba1 / BBB- / BB+

Expected Outlooks: (Moody’s / S&P / Fitch)*	Stable / Stable / Stable

Principal Amount:	$700,000,000**

Net Proceeds to Issuer (before expenses):	$691,250,000

Trade Date:	March 5, 2015

Settlement Date (T+3):	March 10, 2015

Interest Payment Dates:	January 1 and July 1, beginning on July 1, 2015

Maturity Date:	January 1, 2026

Benchmark Treasury:	UST 2.0% due February 15, 2025

Spread to Benchmark Treasury:	+325 bps

Yield to Maturity:	5.375%

Coupon:	5.375%

Public Offering Price:	100.0% of principal amount

Optional Redemption:	Make whole call T+50 bps

Par Call:	On or after October 1, 2025

CUSIP / ISIN:	651290 AR9 / US651290AR99

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. Goldman, Sachs & Co.

Co-Managers:

SMBC Nikko Securities America, Inc.

Credit Suisse Securities (USA) LLC

BMO Capital Markets Corp.

CIBC World Markets Corp.

Mizuho Securities USA Inc.

Fifth Third Securities, Inc.

SG Americas Securities, LLC

RBC Capital Markets, LLC

Barclays Capital Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**	The offering was upsized from an original principal amount of $500,000,000.

Additional Information

On March 5, 2015, Newfield Exploration Company closed an amendment to its revolving credit facility that extended the maturity of the credit facility from June 2018 to June 2020 and increased total borrowing capacity from $1.4 billion to $1.8 billion.

The information under the caption “Capitalization” on pg. S-24 of the preliminary prospectus supplement related to this offering is hereby supplemented to provide that the amounts in the following line items under the “As Further Adjusted” column (as of December 31, 2014) are replaced as follows (in millions):

•	The as further adjusted amount of “Cash and cash equivalents” is $384.

•	The as further adjusted amount of “Total long-term debt” is $2,450.

•	The as further adjusted amount of “Total capitalization” is $7,158.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.